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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 3)(1)

                            U.S.B. Holding Co., Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    902910108
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                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]     Rule 13d-1 (b)

               [ ]     Rule 13d-1 (c)

               [X]     Rule 13d-1 (d)

--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP No. 902910108                 13G                        Page 2 of 5 Pages
          ---------                                                 --   --

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           NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    1
           Kenneth J. Torsoe
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
    2                                                              (b) [ ]

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           SEC USE ONLY
    3

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    4      CITIZENSHIP OR PLACE OR ORGANIZATION
           United States

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                                      SOLE VOTING POWER
                                5     1,502,916 shares (inclusive of 68,200
                                      shares issuable upon the exercise of
                                      vested stock options) (see Item 4)
     NUMBER OF            ------------------------------------------------------
      SHARES                          SHARED VOTING POWER
   BENEFICIALLY                 6     None
     OWNED BY             ------------------------------------------------------
       EACH                           SOLE DISPOSITIVE POWER
    REPORTING                   7     1,502,916 shares (inclusive of 68,200
   PERSON WITH                        shares issuable upon the exercise of
                                      vested stock options) (see Item 4)
                          ------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER
                                      None
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     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,502,916 shares (see Item 4)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10     CERTAIN SHARES*                                              [ ]

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   11     9.4% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 Page 2 of 5 Pages


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ITEM 1(a).       NAME OF ISSUER:

                 U.S.B. Holding Co., Inc.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 100 Dutch Hill Road, Orangeburg, NY  10962

ITEM 2(a).       NAME OF PERSON FILING:

                 Kenneth J. Torsoe

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 c/o Union State Bank, 100 Dutch Hill Road, Orangeburg,
                 NY  10962

ITEM 2(c).       CITIZENSHIP:

                 United States

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common Stock

ITEM 2(e).       CUSIP NUMBER:

                 902910108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:.

                 Not applicable.

ITEM 4.          OWNERSHIP.

         (a)     Amount Beneficially Owned:    1,502,916 shares of Common Stock

                 This amount includes: (i) 1,434,716 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested employee stock options to purchase 68,200 shares of Common Stock held by Mr. Torsoe.

         (b)     Percent of Class:             9.4%

                 This percentage is based upon 15,963,547 shares of Common Stock issued and outstanding as of December 31, 1998, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

         (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 1,502,916 shares of Common Stock


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                 This amount includes: (i) 1,434,716 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested employee stock options to purchase 68,200 shares of Common Stock held by Mr. Torsoe.

         (ii)    shared power to vote or direct the vote:  None

         (iii)   sole power to dispose or to direct the
                 disposition of: 1,502,916 shares of Common Stock

                 This amount includes: (i) 1,434,716 shares of Common Stock owned directly by Mr. Torsoe; and (ii) vested employee stock options to purchase 68,200 shares of Common Stock held by Mr. Torsoe.

         (iv) shared power to dispose or to direct the disposition of: None

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATIONS.

                 Not applicable.


                                Page 4 of 5 Pages


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999

                                                     /s/ KENNETH J. TORSOE
                                                         ---------------------
                                                         KENNETH J. TORSOE


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